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                                                                     Exhibit 3.3


                            CERTIFICATE OF AMENDMENT
                     OF THE CERTIFICATE OF INCORPORATION OF
                               CELL PATHWAYS, INC.

         Cell Pathways, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Company"), hereby certifies as follows:

         1. The name of the Company is Cell Pathways, Inc.

         2. The original Certificate of Incorporation of the Company was filed with the Secretary of State of Delaware on July 20, 1998.

         3. Article IV, Section A of the Certificate of Incorporation is hereby amended in its entirety to read as follows:

                                       "IV

         A. The Corporation shall be authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares that the Corporation shall be authorized to issue is one hundred sixty million (160,000,000) shares. One hundred fifty million (150,000,000) shares shall be Common Stock, each having a par value of One Cent ($.01). Ten million (10,000,000) shares shall be Preferred Stock, each having a par value of One Cent ($.01)."

         4. The foregoing amendment to the Certificate of Incorporation of the Company has been duly adopted by the directors and stockholders of the Company in accordance with the provisions of Sections 141, 222 and 242 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, The Company has executed this Certificate of Amendment on the 6th day of June, 2000.


                                      CELL PATHWAYS, INC.


                                      BY
                                           Robert J. Towarnicki
                                           President and Chief Executive Officer